July 9, 2007

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4644

Re:	Hartford Life Insurance Company Separate Account Seven (“Registrant”)
Post-Effective Amendment No. 1 to Form N-4 (“Registration Statement”)
File No. 333-148564 and Filed on May 30, 2008

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant hereby requests that the above referenced Registration Statement electronically filed via Edgar on Form N-4 be accelerated and declared effective on July 21, 2008 or as soon thereafter as is reasonably practicable.

HARTFORD LIFE INSURANCE COMPANY

HARTFORD LIFE INSURANCE COMPANY

SEPARATE ACCOUNT THREE

By:	/s/ John C. Walters*	*By:	/s/ Richard J. Wirth
	John C. Walters		Attorney-in-fact
President and Chief Executive Officer

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

By:	/s/ Robert Arena
Robert Arena
Senior Vice President and Business Line Principal